UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 508th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 14, 2025

1. DATE, TIME AND VENUE: On November 14, 2025, at 04:00 p.m., (São Paulo local time), held remotely, as provided for in Article 19, first paragraph of the Internal Regulations of the Board of Directors and Technical and Consultant Committees (“Regulations”) of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call was waived given the presence of all members of the Board of Directors, who subscribe these minutes, as provided for in Article 15, Paragraph 2 of the Company’s Regulations, establishing, therefore, quorum according to the Company’s Bylaws for instating the meeting. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as Secretary.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining the matters on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. Election of a new member of the Quality and Sustainability Committee: The members of the Company’s Board of Directors, having heard the recommendation for approval from the Nominations, Compensation and Corporate Governance Committee, unanimously resolved to elect Mr. Gregorio Martínez Garrido, Spanish, married, lawyer, holder of identity card DNI No. 05384289N, registered with the CPF under No. 125.584.361-63, resident in Madrid, Spain, with professional address at Calle Don Quijote, No. 1, Madrid, Spain, 28020, to serve as a member of the Company’s Quality and Sustainability Committee, with a term of office commencing on this date and coinciding with the term of office as a member of the Company’s Board of Directors, that is, until the date of the Company’s Annual General Meeting to be held in 2028.

Accordingly, the Company’s Quality and Sustainability Committee shall henceforth be composed of the following members, all with terms of office until the date of the Company’s Annual General Meeting to be held in 2028: Ms. Denise Soares dos Santos, as Chair of the Committee; Mr. Cesar Mascaraque Alonso; Ms. Cristina Presz Palmaka de Luca; Ms. Solange Sobral Targa; and Mr. Gregorio Martínez Garrido.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 508th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 14, 2025

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, November 14, 2025. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 508th Meeting of the Board of Directors of Telefônica Brasil S.A., held on November 14, 2025, drawn up in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 19, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director